Bayes Capital LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and Equivalents	$	302,399
Receivable from Clearing Broker Dealer		257,466
Receivable from Broker Dealers		1,226,286
Miscellaneous Accounts Receivable		973
	$	1,787,124

Liabilities and Member's Equity

Liabilities

Accounts Payable and Accrued Expenses	$	1,424,709
Sales Commissions Payable		14,143
		1,438,852
Member's Equity		348,272
Total Liabilities and Member's Equity	$	1,787,124

The accompanying notes are an integral part of these financial statements